# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inozyme Pharma, Inc., CIK 0001693011
CUSIP: 45790W108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 Summer Street, Suite 400, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001580642-24-006952
Filed by CIK 0001442891

## Reporting persons
- Eventide Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,220,000; shared voting power 0; sole dispositive power 2,220,000; shared dispositive power 0; aggregate amount beneficially owned 2,220,000 (3.46% of the class)
- Finny Kuruvilla, M.D., Ph. D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,220,000; sole dispositive power 0; shared dispositive power 2,220,000; aggregate amount beneficially owned 2,220,000 (3.46% of the class)
- Robin C. John: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,220,000; sole dispositive power 0; shared dispositive power 2,220,000; aggregate amount beneficially owned 2,220,000 (3.46% of the class)

## Item 1. Issuer
Name of issuer: Inozyme Pharma, Inc.
Address of issuer's principal executive offices: 321 Summer Street, Suite 400, Boston, Massachusetts 02210

## Item 2. Person Filing
Name of person filing:
Eventide Asset Management, LLC
Finny Kuruvilla, M.D., Ph.D.
Robin C. John
Address of principal business office or, if none, residence:
Eventide, Kuruvilla and John:
One International Place, Suite 4210
Boston, Massachusetts 02110
Citizenship:
Eventide: Delaware
Kuruvilla: United States
John: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Eventide: 2,220,000
Kuruvilla: 2,220,000
John: 2,220,000
Percent of class:
Eventide: 3.46%
Kuruvilla: 3.46%
John: 3.46%
Sole power to vote or to direct the vote:
Eventide: 2,220,000
Kuruvilla: 0
John: 0
Shared power to vote or to direct the vote:
Eventide: 0
Kuruvilla: 2,220,000
John: 2,220,000
Sole power to dispose or to direct the disposition:
Eventide: 2,220,000
Kuruvilla: 0
John: 0
Shared power to dispose or to direct the disposition:
Eventide: 0
Kuruvilla: 2,220,000
John: 2,220,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

## Exhibits
EX 1

## Signatures
- Eventide Asset Management, LLC: /s/ Peter J. Luiso, Peter J. Luiso, General Counsel (02/10/2025)
- Finny Kuruvilla, M.D., Ph. D.: /s/ Finny Kuruvilla, M.D., Ph. D., Finny Kuruvilla, M.D., Ph. D. (02/10/2025)
- Robin C. John: /s/ Robin C. John, Robin C. John (02/10/2025)